UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Tribune Publishing Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title and Class of Securities)

89609W107

(CUSIP Number)

HEATH FREEMAN

ALDEN GLOBAL CAPITAL LLC

777 South Flager Drive

Suite 800W

West Palm Beach, FL 33401

(212) 888-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP NO. 89609W107

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IA, OO

Schedule 13D

CUSIP NO. 89609W107

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IN

Amendment No. 5 to Schedule 13D

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed by the undersigned (as amended, the “Schedule 13D”) on November 25, 2019, with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed on December 2, 2019, as further amended by Amendment No. 2 filed on July 2, 2020, as further amended by Amendment No. 3 filed on December 31, 2020, and as further amended by Amendment No. 4 filed on February 17, 2021.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

Item 2(b) of Schedule 13D is hereby amended and restated as follows:

The address of the principal office of each of the Reporting Persons is 777 South Flager Drive, Suite 800W, West Palm Beach, Florida 33401

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Merger Closing

On May 24, 2021, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), by and among Tribune Publishing Company (the “Issuer”), Tribune Enterprises, LLC (“Parent”), and Tribune Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and as a wholly owned subsidiary of Parent.

The Issuer duly filed a certificate of merger with the Delaware Secretary of State on May 24, 2021, at which time the Merger became effective (the “Effective Time”). Pursuant to the Merger Agreement, at the Effective Time, each share of the Issuer’s issued and outstanding common stock, par value $0.01 per share (“Company Common Stock”) (other than the Excluded Shares (as defined below) and the Dissenting Shares (as defined below)), was canceled and converted automatically into the right to receive $17.25 in cash, without interest (subject to any applicable withholding tax) (the “Merger Consideration”). In addition, pursuant to the Merger Agreement, at the Effective Time, (i) each option to purchase shares of Company Common Stock (each, a “Company Option”) outstanding immediately prior to the Effective Time, whether or not exercisable or vested, was automatically canceled and converted into the right to receive an amount in cash equal to the product of (a) the amount by which the Merger Consideration exceeded the applicable exercise price per share of Company Common Stock of such Company Option, and (b) the number of shares of Company Common Stock issuable in respect of such fully vested Company Option as of immediately prior to the Effective Time and (ii) each restricted stock unit entitling the holder to delivery of shares of Company Common Stock, subject to satisfaction of vesting or other forfeiture conditions (each, a “Company RSU”) that was outstanding immediately prior to the Effective Time, whether or not vested, was automatically canceled and converted into the right to receive an amount in cash equal to the product of (a) the Merger Consideration, and (b) the number of shares of Company Common Stock underlying such Company RSU (and then adding, if applicable, the value of any dividend-equivalent rights accrued with respect to such Company RSU as of the Effective Time), in each case subject to applicable tax withholding.

Each share of Company Common Stock (i) owned by (x) Parent or any of its affiliates or associates or (y) the Issuer, as treasury stock, immediately prior to the Effective Time (collectively, the “Excluded Shares”) or (ii) held by stockholders who have not voted in favor of the Merger and have properly and validly perfected their statutory rights of appraisal (the “Dissenting Shares”) in accordance with Section 262 of the Delaware General Corporation Law, was canceled and ceased to exist. The shares of Company Common Stock were suspended from trading on The NASDAQ Stock Market LLC (“Nasdaq”) effective as of the opening of trading on May 25, 2021. Nasdaq has filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the Company Common Stock and terminate the registration of such shares, including the associated Series A Preferred Stock Purchase Rights (the “Purchase Rights”), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file a Form 15 with the Securities and Exchange Commission (the “SEC”) to terminate the registration of the Company Common Stock and the Purchase Rights under the Exchange Act and suspend its reporting obligations under Section 13 and Section 15(d) of the Exchange Act.

Parent, which is party to the Merger Agreement, is owned by (i) Alden Global Opportunities Master Fund, L.P., (“AGOMF”), (ii) Alden Global Value Recovery Master Fund, L.P (“AGVRMF”), and (iii) Turnpike Limited (“Turnpike”), for each of whom Alden serves as investment adviser. Alden beneficially owned 31.6% of the issued and outstanding shares of the Company Common Stock prior to the Merger.

On May 24, 2021, prior to the Effective Time, AGOMF and AGVRMF transferred all of the shares of Company Common Stock held by them to Tribune Holdco, LLC (“Holdco”), in exchange for membership interests in Holdco (“Holdco Interests”) and certain promissory notes. Immediately prior to such transfers, Holdco was a direct, wholly owned subsidiary of Parent. Following such transfers, AGOMF transferred a portion of its Holdco Interests to AGVRMF and Turnpike, after which AGOMF, AGVRMF and Turnpike each contributed all of their Holdco Interests to Parent. Following such contribution, Holdco was again a direct, wholly owned subsidiary of Parent. At the Effective Time, all of the shares of Company Common Stock held by Holdco were converted into a fraction of a share of common stock of the surviving corporation in the Merger, which was immediately cancelled for no consideration.

Prior to the Effective Time, Tribune Intermediate Holdco, LLC (“Intermediate Holdco”), a wholly owned subsidiary of Holdco, directly held all of the shares of common stock of Merger Sub. At the Effective Time, pursuant to the terms of the Merger Agreement, all of the shares of common stock of Merger Sub converted into one share of common stock of the surviving corporation (“New Company Shares”). As a result, Intermediate Holdco directly holds the only New Company Share that remains outstanding.

Changes to Board of Directors and Officers

Pursuant to the Merger Agreement, at the Effective Time, each of Philip G. Franklin, Richard Reck, Carol Crenshaw, Christopher Minnetian, Dana Goldsmith Needleman, Terry Jimenez and Randall Smith were removed from the Issuer’s board of directors (the “Board”) and Heath Freeman was appointed a director of the Issuer. In addition, in connection with the Merger, on May 24, 2021, R. Joseph Fuchs, Joshua Kleban and Michael Monticciolo were each appointed as directors of the Issuer. Mr. Kleban is the Chief Financial Officer and Mr. Monticciolo is the Chief Legal and Compliance Officer of Alden and Mr. Fuchs is the executive chairman of the Second Lien Lender (as defined below). Alden is an affiliate of the Second Lien Lender (as defined below). Additionally, in connection with the Merger, on May 24, 2021, Terry Jimenez was removed as the Chief Executive Officer of the Issuer and Mr. Freeman was named President of the Issuer.

At the Effective Time, the bylaws of the Issuer as in effect immediately prior to the Effective Time were amended and restated in accordance with the terms of the Merger Agreement. On May 24, 2021, following the Effective Time, the certificate of incorporation of the Issuer as in effect immediately prior to the Effective Time was amended and restated in accordance with the terms of the Merger Agreement.

First Lien Term Loan Credit Agreement

On May 24, 2021, the Issuer, as borrower upon and after the consummation of the Merger, Merger Sub, as borrower immediately prior to the consummation of the Merger, Intermediate Holdco, and certain of the Issuer’s subsidiaries, as guarantors, entered into a First Lien Term Loan Credit and Guarantee Agreement (the “First Lien Term Loan Credit Agreement”) with Cerberus Business Finance Agency, LLC, as Administrative Agent and Collateral Agent, and certain lenders party thereto. The First Lien Term Loan Credit Agreement provides for a $218 million term loan credit facility available to be used by the Issuer and certain of its domestic subsidiaries to finance the Merger, to refinance or extinguish certain existing indebtedness, to pay transaction costs related to the Merger, and for general corporate purposes. Intermediate Holdco and substantially all of the Issuer’s subsidiaries are guarantors of all of the obligations under the First Lien Term Loan Credit Agreement. The First Lien Term Loan Credit Agreement matures on May 24, 2026.

Obligations under the First Lien Term Loan Credit Agreement are secured by substantially all the assets of Intermediate Holdco, the Issuer and its subsidiaries. Borrowings under the First Lien Term Loan Credit Agreement bear interest at a floating rate and may be maintained as base rate loans (tied to the prime rate or the federal funds rate plus 0.5%) or as Eurocurrency rate loans tied to LIBOR, plus a margin.

The First Lien Term Loan Credit Agreement requires the Issuer to comply with maximum leverage and minimum fixed charge coverage ratios. In addition, the First Lien Term Loan Credit Agreement contains other standard affirmative and negative covenants such as those which (subject to certain thresholds) limit the ability of the Issuer and its subsidiaries to, among other things, incur debt, incur liens, engage in mergers, consolidations, liquidations or acquisitions, enter into new lines of business not related to the Issuer’s current lines of business, make certain investments, make distributions on or repurchase its equity securities, or engage in transactions with affiliates. Events of default under the First Lien Term Loan Credit Agreement include, among other things, payment defaults, breaches of representations, warranties or covenants, defaults under material indebtedness, certain events of bankruptcy or insolvency, judgment defaults, certain defaults or events relating to employee benefit plans or a change in control of the Issuer. The events of default would permit the lenders to accelerate the maturity of borrowings under the First Lien Term Loan Credit Agreement if not cured within applicable grace periods.

The foregoing description of the First Lien Term Loan Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the First Lien Term Loan Credit Agreement, which is filed as Exhibit 99.9, and is incorporated herein by reference.

Second Lien Term Loan Credit Agreement

On May 24, 2021, the Issuer, as borrower upon and after the consummation of the Merger, Merger Sub, as borrower immediately prior to the consummation of the Merger, Intermediate Holdco and certain of the Issuer’s subsidiaries, as guarantors, entered into a Second Lien Term Loan Credit and Guarantee Agreement (the “Second Lien Term Loan Credit Agreement”) with MNG Enterprises, Inc. (the “Second Lien Lender”), as Administrative Agent and Collateral Agent, and the Second Lien Lender, as lender. The Second Lien Term Loan Credit Agreement provides for a $60 million term loan credit facility available to be used by the Issuer and certain of its domestic subsidiaries to finance the Merger, to refinance or extinguish certain existing indebtedness, to pay transaction costs related to the Merger, and for general corporate purposes. Intermediate Holdco and substantially all of the Issuer’s subsidiaries are guarantors of all of the obligations under the Second Lien Term Loan Credit Agreement. The Second Lien Term Loan Credit Agreement matures on May 24, 2027.

Obligations under the Second Lien Term Loan Credit Agreement are secured on a second lien basis by substantially all the assets of Intermediate Holdco, the Issuer and its subsidiaries. Borrowings under the Second Lien Term Loan Credit Agreement bear interest at a rate of 13%, 6% of which is payable in cash and 7% of which is payable in kind.

The Second Lien Term Loan Credit Agreement requires the Issuer to comply with maximum leverage and minimum fixed charge coverage ratios. In addition, the Second Lien Term Loan Credit Agreement contains other standard affirmative and negative covenants such as those which (subject to certain thresholds) limit the ability of the Issuer and its subsidiaries to, among other things, incur debt, incur liens, engage in mergers, consolidations, liquidations or acquisitions, enter into new lines of business not related to the Issuer’s current lines of business, make certain investments, make distributions on or repurchase its equity securities, or engage in transactions with affiliates. Events of default under the Second Lien Term Loan Credit Agreement include, among other things, payment defaults, breaches of representations, warranties or covenants, defaults under material indebtedness, certain events of bankruptcy or insolvency, judgment defaults, certain defaults or events relating to employee benefit plans or a change in control of the Issuer. The events of default would permit the lenders to accelerate the maturity of borrowings under the Second Lien Term Loan Credit Agreement if not cured within applicable grace periods.

The foregoing description of the Second Lien Term Loan Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Lien Term Loan Credit Agreement, which is filed as Exhibit 99.10, and is incorporated herein by reference.

Membership Interest Purchase Agreement

Tribune Publishing Company, LLC (“Tribune LLC”), a direct and wholly owned subsidiary of the Issuer, and Daily News Enterprises, LLC (“Enterprises”), a privately held company, entered into a Membership Interest Purchase Agreement under which Enterprises acquired 100% of Tribune LLC’s ownership interest in TRX Pubco, LLC and TRX Pubco GP, LLC, the parent company to the New York Daily News newspaper, effective May 23, 2021.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

The aggregate percentage of New Company Shares reported as beneficially owned by each person named herein is based upon 1 New Company Share outstanding as of May 24, 2021.

A.	Alden

(a)	Alden may be deemed the beneficial owner of the 1 New Company Share held directly by Intermediate Holdco.

Percentage: 100%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1

(c)	The information in Item 4 is incorporated by reference herein.

B.	Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 1 New Company Share held directly by Intermediate Holdco.

Percentage: Approximately 100%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1

(c)	The information in Item 4 is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference.

The First Lien Term Loan Credit Agreement is filed as Exhibit 99.9 hereto and is incorporated herein by reference.

The Second Lien Term Loan Credit Agreement is filed as Exhibit 99.10 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.9	First Lien Term Loan Credit Agreement, dated May 24, 2021.

99.10	Second Lien Term Loan Credit Agreement, dated May 24, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2021

Alden Global Capital LLC

By:	/s/ Heath Freeman
Name: Heath Freeman
Title: President

/s/ Heath Freeman
Heath Freeman